UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G/A UNDER THE SECURITIES EXCHANGE ACT OF 1934 (Amendment No. 6) LABARGE, INC.
(Name of Issuer) Common Stock, $.01 Par Value
(Title of Class of Securities) 502470107
(CUSIP Number) December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

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*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 502470107			13G
1.		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Sanfurd G. Bluestein, M.D.
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 480,200(1)
	6.	SHARED VOTING POWER 248,889(1)
	7.	SOLE DISPOSITIVE POWER 480,200(1)
	8.	SHARED DISPOSITIVE POWER 248,889(1)
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 729,089(1)
10.		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.58%
12.		TYPE OF REPORTING PERSON* IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)  The shares of common stock of LaBarge, Inc., $.01 par value (the “Common Stock”) reported herein include (A) 480,200 shares (representing 3.02% of the class) owned directly by Sanfurd G. Bluestein, M.D. (“Bluestein”), over which Bluestein has sole voting and investment control, (B) 28,000 shares (representing 0.18% of the class), over which Bluestein has sole voting and investment control, which such shares have been pledged to The Rudolf Steiner Foundation, Inc. (the “Foundation”) pursuant to a certain Guaranty delivered by Bluestein to the Foundation to secure a loan from the Foundation to IceStone, LLC, a New York limited liability company which is partially owned by Bluestein, and (C) shares held in the accounts of the persons named below, over which Bluestein shares voting and investment control pursuant to third party trading authorizations:

1.
Bluestein Family Partnership, LP, a limited partnership organized under the laws of the state of New Jersey, which held 47,152 shares of Common Stock (representing 0.30% of the class) as of December 31, 2009 (the “Disclosure Date”).

2.
Bluestein Family Foundation Inc., a private foundation of which Bluestein, Abbey Ann Reisman (Bluestein’s daughter) and Joel Bluestein (Bluestein’s son) are trustees, which held 100,000 shares of Common Stock (representing 0.63% of the class) as of the Disclosure Date.

3.	Joel Bluestein, Bluestein's son, who held 73,737 shares of Common Stock (representing 0.46% of the class) as of the Disclosure Date.

Shares of Common Stock formerly held in the account of Jessica Ann Bishop Trust #2, Joel Bluestein Trustee U/A/D 11/23/1998 F/B/O Jessica Bishop, a trust for the benefit of Bluestein’s granddaughter have been transferred to JB Trusts, LLC, a limited liability company organized under the laws of the State of Delaware which is 99% owned by such trust.  Bluestein has no voting control or investment control over these shares, and therefore Bluestein disclaims any beneficial ownership of these shares.

Shares of Common Stock formerly held in the account of Jessica Reisman Trust #2, Abbey Ann Reisman Trustee U/A/D 11/23/1998 F/B/O Jessica Reisman, a trust for the benefit of Bluestein’s granddaughter have been transferred to JR Trusts, LLC, a limited liability company organized under the laws of the State of Delaware which is 99% owned by such trust.  Bluestein has no voting control or investment control over these shares, and therefore Bluestein disclaims any beneficial ownership of these shares.

Item 1	(a)	Name of Issuer: LaBarge, Inc.

Item 1	(b)	Address of Issuer's Principal Executive Offices: 9900 Clayton Road, St. Louis, MO 63124

Item 2	(a)	Name of Person Filing: Sanfurd G. Bluestein, M.D. (“Bluestein”).

Item 2	(b)	Address of Principal Business Office or, if none, Residence: 2150 N. Ocean Blvd., Apartment 4N, Boca Raton, Florida 33431

Item 2	(c)	Citizenship: Bluestein is a United States citizen.

Item 2	(d)	Title of Class of Securities: Common Stock, par value $0.01 per share (“Common Stock”)

Item 2	(e)	CUSIP Number: 502470107

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Exchange Act;

(b)	☐ Bank as defined in section 3(a)(6) of the Exchange Act;

(c)	☐ Insurance company as defined in section 3(a)(19) of the Exchange Act;

(d)	☐ Investment company registered under Section 8 of the Investment Company Act;

(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Amount beneficially owned:

(a)	Bluestein is the beneficial owner of 729,089 shares of Common Stock(1).

(b)	Percent of class: 4.58%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 480,200(1)

(ii)	Shared power to vote or to direct the vote: 248,889(1)

(iii)	Sole power to dispose or to direct the disposition of: 480,200(1)

(iv)	Shared power to dispose or to direct the disposition of: 248,889(1)

Item 5.	Ownership of Five Percent or Less of a Class.

If this statements is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

/s/ Sanfurd G. Bluestein M.D.
Sanfurd G. Bluestein, M.D.

Dated: January 19, 2010
Boca Raton, Florida